Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2812	E-Mail Address RFenyes@STBLAW.COM

April 4, 2017

VIA EDGAR

Re:	Gardner Denver Holdings, Inc. Registration Statement on Form S-1 Filed February 28, 2017 File No. 333-216320

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Gardner Denver Holdings, Inc. (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 filed on February 28, 2017 (the “Registration Statement”). The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter dated March 27, 2017 relating to the Registration Statement (the “Comment Letter”).

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	April 4, 2017

Market, Ranking and Other Industry Data, page ii

1.	Given your disclosure that “some market data and other statistical information used throughout this prospectus are based in part upon information provided by independent research and advisory firms,” please identify the sources of the industry data where applicable. For example, we note the reference in the first paragraph on page 5 and page 84 to “industry sources” and the reference in the first paragraph on page 83 to “Industry reports.”

The Company has revised the disclosure throughout the prospectus, including, on pages 4, 5, 79, 80, 83, 84 and 85, to identify the sources of industry data, where applicable.

Prospectus Cover Page

2.	Please ensure that your disclosure here and throughout your document clearly reflects the proper entity. For example, we note on the prospectus cover page you define KKR as Kohlberg Kravis Roberts & Co. L.P. and at the bottom of the prospectus cover you indicate that KKR is the underwriter. However, you disclose on pages 12, 153 and 154 that KKR Capital Markets LLC is the underwriter. Also, revise the references on pages 13 and 154 to clarify what you mean by the reference to “members,” such as members of which entity.

The Company has revised the disclosure throughout the prospectus to more clearly distinguish between KKR entities, including defining Kohlberg Kravis Roberts & Co. L.P. as “KKR & Co.” or “the Sponsor” rather than “KKR” on page ii. The Company advises the Staff that “KKR” is the marketing name of KKR Capital Markets LLC, which is serving as an underwriter of the offering and as a result, is using that name on the front and back cover pages of the prospectus, as is customary.

The Company has also revised the disclosure on pages 12–13 and 155 to refer to underwriters instead of members.

Our Company, page 1

3.	Please balance your prominent disclosure on page 1 about your revenues for the year ended December 31, 2016 and Adjusted EBITDA with your net loss for the year ended December 31, 2016 and that your revenues have decreased since December 31, 2014. Also, provide a cross-reference to the related reconciliation concerning net loss and Adjusted EBITDA presented on page 15.

In an effort to balance the disclosure on page 1, the Company has added net loss for the year ended December 31, 2016 to the first paragraph and has added a discussion of financial performance from 2014 to 2016 to the fourth paragraph. The Company advises the Staff that Segment Adjusted EBITDA is the segment measure of profit or loss reported to the Company’s chief operating decision maker and is prepared in conformity with Accounting Standards Codification 280. Accordingly, the Company believes that the guidance in Exchange Act Release No. 47276 and the Staff’s response to Question 104.01 in the Compliance & Disclosure Interpretations relating to Non-GAAP Financial Measures applies, and that the presentation of such measures without reconciliation is appropriate. The Company, however, has added a presentation of consolidated Adjusted EBITDA following the presentation of net loss, as well as a cross-reference to the related reconciliation to net loss on page 15.

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Securities and Exchange Commission	April 4, 2017

4.	Please revise to explain your business by avoiding the use of terms that may not be familiar to investors or explain their meaning when first used, in context. For example, please explain the term “proppant” mentioned on page 4.

The Company has revised the disclosure on pages 4, 77, 81, 84 and 87 to clarify the meanings of terms that it believes may not be familiar to investors.

5.	Where you disclose qualitative attributes about you and your products, please limit those conclusions to management’s belief or provide support for your conclusions. For example we note your disclosure on page 8 about “deep expertise” and “injecting significant new levels of talent” and your disclosure on page 9 that you are “a partner of choice for many of [y]our long-standing customers.”

The Company has revised the disclosure throughout the prospectus, including on pages 1, 2, 9, 73, 75, 87, 91 and 94, to clarify where descriptions of qualitative attributes about the Company and its products are based on management’s belief.

6.	In addition, if you wish to highlight beneficial changes resulting from your post-acquisition activities, please also discuss any potential challenges presented by acquisition or restructuring activities, such as additional indebtedness or changes to liquidity, or significant new and additional management.

The Company has added a risk factor titled “Our success depends on our executive management and other key personnel” on page 11 to highlight the risks associated with new members of management. The Company has also augmented the disclosure in the corresponding risk factor on page 21 and moved it to a more prominent position. The Company also discloses on page 10 risks relating to its restructuring plans and other cost savings initiatives. The Company advises the Staff that the key components of its transformation have already been implemented and, given the majority of the anticipated benefits relate to cost savings from plant optimization that has been completed, the Company does not believe there are meaningful risks to the achievement of such expected savings. Additionally, the Company’s restructuring efforts did not entail the incurrence of additional debt, and are not expected to have any negative impact on the Company’s future liquidity.

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Securities and Exchange Commission	April 4, 2017

7.	In the final full paragraph on page 3 you discuss your opportunity in terms of expected changes in domestic and world economic conditions/trends. Since these expected trends appear to represent a part of your growth potential, clarify the source of these expectations.

The Company has revised the disclosure on pages 4 and 78 to clarify the source for expected changes in domestic and world economic conditions and trends.

Corporate History and Information, page 10

8.	Please disclose the aggregate price that the affiliate of KKR paid to acquire you in 2013.

The Company has added disclosure on page 11 to include the aggregate price paid in connection with the KKR Transaction.

9.	Please disclose benefits to affiliates associated with this offering, including KKR and members of management that participated in the KKR acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the KKR acquisition.

The Company advises the Staff that all shares to be included in the offering are expected to be offered and sold by the Company, and that no affiliates of the Sponsor are expected to sell shares in the offering or receive any proceeds of the offering, except to the extent of KKR Capital Markets LLC’s underwriting fees and commissions, as described on the prospectus cover page and under the heading “Underwriting (Conflicts of Interest).” As a result, it is expected that affiliates of the Sponsor would retain their full investment in the Company.

Potential government regulation restricting the use of hydraulic fracturing, page 18

10.	Please discuss in greater detail the recent initiatives to regulate or otherwise restrict hydraulic fracturing.

The Company has expanded the disclosure on pages 18–19 to provide additional detail regarding recent legislative and regulatory initiatives regarding hydraulic fracturing.

Use of Proceeds, page 34

11.	We note that you intend to use the proceeds from this offering to repay certain indebtedness. If you do not expect to determine the debt you will repay prior to effectiveness, please explain to us how and when you expect to identify how you will apply the proceeds to reduce your debt.

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Securities and Exchange Commission	April 4, 2017

The Company has not yet determined the indebtedness that will be repaid using proceeds from this offering. The Company will revise its disclosure in a subsequent pre-effective amendment to the Registration Statement to disclose the specific indebtedness it intends to repay using proceeds from this offering and will comply with Item 504 of Regulation S-K (including the instructions thereto) with respect to such disclosure.

12.	Please disclose, if applicable, the extent to which KKR or its affiliates will receive any of the proceeds from the offering used to repay debt.

The Company confirms to the Staff that Sponsor and its affiliates do not hold any of the Company’s debt, and as such, will not receive any of the proceeds from the offering used to repay debt.

Selling and Administrative Expenses, page 45

13.	Please revise to clarify that your selling and administrative expenses include research and development expenditures, to be consistent with your disclosures on page F-9.

The Company has expanded the disclosure regarding selling and administrative expenses on pages 45–46 to be consistent with the disclosure on page F-10.

(Benefit) Provision for Income Taxes, page 52

14.	Revise to disclose more specific details of the reasons for the significant increase in the effective tax rate in fiscal 2016.

The Company has added disclosure on page 53 to provide more detail regarding the reasons for the increase in the effective tax rate in fiscal 2016.

To facilitate the Staff’s review, the tables below present Loss Before Income Taxes and (Benefit) Provision for Income Taxes for the years ended December 31, 2016, 2015 and 2014:

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Securities and Exchange Commission	April 4, 2017

Loss Before Income Taxes

	Year Ended December 31,
($ in millions)	2016	2015		2014
U.S.	$(149,364)	$(449,998	)(a)	$(145,147	)(a)
Non-U.S	86,214	83,306		32,218
Loss Before Income Taxes	$(63,150)	$(366,692)		$(112,929)

(Benefit) Provision for Income Taxes

	Year Ended December 31,
($ in millions)	2016		2015	2014
U.S.	$(70,112	)(b)	$(39,200)	$(717)
Non-U.S	38,252	(c)	24,496	23,713
(Benefit) Provision for Income Taxes	$(31,860)		$(14,704)	$22,996

Effective Tax Rate	50.5%		4.0%	(20.4)%

(a)	Includes $331.0 million and $144.8 million of goodwill impairment charges in 2015 and 2014, respectively, with no corresponding tax benefit.

(b)	Includes a tax benefit of $16.6 million relating to the reduction in deferred tax liability for the repatriation of unremitted foreign earnings.

(c)	Includes a tax charge of approximately $11.6 million relating to capital gains on legal entity reorganization in Europe.

Stock Compensation, page 69

15.	Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

The Company advises the Staff that it is still in the process of determining an appropriate price range and, as a result, is not yet able to include this information in Amendment No. 1. The Company will provide the price range as promptly as practicable after making such determination and acknowledges that the Staff will need adequate time to review this information once it is provided. The Company confirms that it will provide all remaining information required (except such information permitted to be excluded by Rule 430A) in one or more subsequent pre-effective amendments.

Consolidated Financial Statements for the Years ended December 31, 2016, 2015 and 2014

Note 1. Revenue Recognition, page F-9

16.	Please disclose more specific details of your revenue recognition policy, including whether there are any continuing obligations upon delivery, rights of return and sales or pricing discounts and how these impact revenue recognition. In addition, please clarify whether your policy is different for sales to distributors or by your sales representatives.

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Securities and Exchange Commission	April 4, 2017

The Company advises the Staff that it recognizes revenues from the sale of products and services directly to end customers and through distributors and sales representatives under the same policies in accordance with ASC 605. The Company has revised its disclosure on page F-9 to describe policy for continuing obligations upon delivery and to indicate that provisions are made for estimated returns at time of sale for arrangements with distributors that include rights of return. The Company advises the Staff that pricing discounts are not a material aspect of the Company’s operations.

17.	In addition, you disclose on page 20 that substantially all of your customer engineered product contracts are at a fixed price and that you face certain risks under these contracts. Please revise to clarify whether these are long-term construction-type or production-type contracts that would fall under ASC 605-35 and provide the disclosures required ASC 605-35-50, if material, including your accounting for anticipated losses under these contracts.

The Company advises the Staff that it does not apply revenue recognition under ASC 605-35 because its contracts generally fall under the exclusion in ASU 605-35-15-6: “a. sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers’ specifications, and sold in the ordinary course of business through the manufacturer’s regular marketing channels, if such sales are normally recognized as revenue in accordance with the realization principle for sales of products and if their costs are accounted for in accordance with generally accepted principles of inventory costing.” Therefore, the Company recognizes revenue for these arrangements when the contract is complete or substantially complete, provided all other revenue recognition criteria have been met. The arrangement is considered substantially complete when the Company receives acceptance and remaining tasks are perfunctory or inconsequential and within control of the Company. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined to be probable. The Company has revised the disclosure on pages 45 and F-9 accordingly.

Note 4. Restructuring, page F-15

18.	We note the significant restructuring charges for the years presented. Please provide a discussion in MD&A of the effects on earnings and cash flows related to these restructuring activities in the current periods and on future periods, including the anticipated future cost savings, periods over which these savings are expected to be realized, the extent to which you have realized the anticipated savings and whether any savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should also be discussed. Please refer to SAB Topic 5.P.4 and Item 303(a)(3) of Regulation S-K for guidance.

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Securities and Exchange Commission	April 4, 2017

The Company has expanded the disclosure on pages 47–48 to provide greater detail regarding the expenses and capital expenditures related to restructuring programs in 2014 to 2016, expenses and capital expenditures expected through the end of the restructuring programs in 2017, reduced revenues, and the cost savings realized in 2014 to 2016. The Company has also included disclosure regarding the expected timetable for cost savings to recover costs associated with these restructuring programs.

Note 10. Debt, page F-23

19.	Please revise to disclose whether you were in compliance with the covenants and events of default under your debt agreements during the reporting periods.

The Company has added disclosure on page 62 to state that as of December 31, 2016, December 31, 2015 and December 31, 2014, it was in compliance with all of its debt covenants and no event of default had occurred or was ongoing.

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Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard Fenyes
Richard Fenyes

cc:	Securities and Exchange Commission
Tom Jones
Li Xiao
Brian Cascio

Gardner Denver Holdings, Inc.
Vicente Reynal
Andrew Schiesl

Latham & Watkins LLP
Marc Jaffe
Ian Schuman

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